03013896

AB 3/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47288

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SECURITIES & INVESTMENT PLANNING COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 CENTER STREET
(No. and Street)

CHATHAM (City) NEW JERSEY (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DARYL HERSCH (973) 701-8033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAZAR LEVINE & FELIX LLP
(Name – *if individual, state last, first, middle name*)

350 FIFTH AVENUE, SUITE 6820 (Address) NEW YORK (City) NY (State) 10118 (Zip Code)

SEC RECEIVED MAR 04 2003 WASH. D.C. 165 SECTION PROCESSING

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB 3/21

OATH OR AFFIRMATION

I, DARYL HERSCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITIES & INVESTMENT PLANNING COMPANY, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MICHAEL DINKES
Notary Public, State of New York
No. 30-4638607
Qualified in Nassau County
Commission Expires June 21, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES & INVESTMENT PLANNING COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2002

SECURITIES & INVESTMENT PLANNING COMPANY
FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTENTS

Lazar Levine & Felix LLP
Certified Public Accountants & Business Consultants

350 Fifth Avenue - Suite 6820
New York, NY 10118-0170
(212) 736-1900
Fax (212) 629-3219

www.lazarcpa.com

629 Parsippany Road
Parsippany, NJ 07054
(973) 428-3200
Fax (973) 428-6868

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Securities & Investment Planning Company

We have audited the accompanying statement of financial condition of Securities & Investment Planning Company (the "Company") as of December 31, 2002, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities & Investment Planning Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Lazar Levine & Felix LLP

LAZAR LEVINE & FELIX LLP

New York, New York
February 25, 2003

SECURITIES & INVESTMENT PLANNING COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	7,225
Securities owned, at market value		710,610
Deposit with broker		100,000
Due from clearing broker		573,948
Fixed assets (net of accumulated depreciation of $214,543)		4,883
Other assets		154,221
Deferred tax assets		3,000
TOTAL ASSETS	$	1,553,887

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	230,220
Securities sold not yet purchased, at market value		437,412
TOTAL LIABILITIES		667,632
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
6% non cumulative preferred stock, $100 par value, 50,000 shares authorized, 15,800 shares issued and outstanding		1,955,000
Common stock - $1.00 par value, 5,000 shares authorized, 103 shares issued and outstanding		103
Additional paid-in capital		1,382,648
Accumulated deficit		(1,911,831)
Less: Treasury stock – at cost		(539,665)
TOTAL SHAREHOLDERS' EQUITY		886,255
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,553,887

The accompanying notes are an integral part of these financial statements.

SECURITIES & INVESTMENT PLANNING COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commission income	$ 278,987
Net trading gain	1,229,105
Interest and dividend income	17,048
Other income	11,647
TOTAL REVENUES	1,536,787
EXPENSES:	
Clearance charges	59,701
Employee compensation and benefits	961,753
Quotation and communication expenses	71,129
Rent	80,368
Professional fees	192,618
Insurance	16,988
Interest expense	44,941
Depreciation and amortization	19,799
Regulatory expenses and registration fees	17,860
Other expenses	90,270
TOTAL EXPENSES	1,555,427
LOSS BEFORE PROVISION FOR INCOME TAXES	(18,640)
Income tax provision	66,626
NET LOSS	$ (85,266)

The accompanying notes are an integral part of these financial statements.

SECURITIES & INVESTMENT PLANNING COMPANY
STATEMENT OF CHANGE IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total
	Shares	Amount	Shares	Amount				
Balances at January 1, 2001	12,000	$1,575,000	103	$ 103	$ 1,031,897	$ (770,229)	$ (539,665)	$ 1,297,106
Capital contribution	-	-	-	-	29,532	-	-	29,532
Capital distribution	-	-	-	-	(15,000)	-	-	(15,000)
Issuance of preferred stock	3,500	350,000	-	-	-	-	-	350,000
Net loss	-	-	-	-	-	(1,056,336)	-	(1,056,336)
Balances at December 31, 2001	**15,500**	**1,925,000**	**103**	**103**	**1,046,429**	**(1,826,565)**	**(539,665)**	**605,302**
Issuance of preferred stock	**300**	**30,000**	-	-	-	-	-	**30,000**
Capital contributions	-	-	-	-	**342,219**	-	-	**342,219**
Capital distribution	-	-	-	-	**(6,000)**	-	-	**(6,000)**
Net loss	-	-	-	-	-	**(85,266)**	-	**(85,266)**
Balance at December 31, 2002	**15,800**	**$ 1,955,000**	**103**	**$ 103**	**$ 1,382,648**	**$ (1,911,831)**	**$ (539,665)**	**$ 886,255**

The accompanying notes are an integral part of these financial statements.

Lazar Levine & Felix LLP
Certified Public Accountants & Business Consultants

SECURITIES & INVESTMENT PLANNING COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	**(85,266)**
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization		**19,799**
Income tax provision		**56,000**
Increase in securities owned, at market value		**(218,322)**
Decease in receivable from brokers		**326**
Increase in due to/from clearing broker		**(385,960)**
Decrease in other assets and taxes receivable		**28,033**
Decrease in bank overdraft		**(24,110)**
Increase in accounts payable and accrued expenses		**171,275**
Increase in securities sold, not yet purchased		**79,231**
Net cash used in operating activities		**(358,994)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from capital contributions		**342,219**
Distribution of capital		**(6,000)**
Proceeds from issuance of preferred stock		**30,000**
Net cash provided by financing activities		**366,219**
NET INCREASE IN CASH AND CASH EQUIVALENTS		**7,225**
Cash and cash equivalents at January 1, 2002		-
Cash and cash equivalents at December 31, 2002	**$**	**7,225**

Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes		**2,189**

The accompanying notes are an integral part of these financial statements.

SECURITIES & INVESTMENT PLANNING COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION:

Securities & Investment Planning Company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company acts as brokers in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with accounting principles generally accepted in the United States of America. Outlined below are those policies that are considered particularly significant.

(a) Use of Estimates:

To prepare financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

(b) Cash Equivalents:

The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

(c) Revenue Recognition:

Securities transactions and related commission income and expenses are recorded on a trade-date basis.

(d) Recent Accounting Pronouncements:

In July 2001, the Financial Accounting Standards Boards (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and was effective for all business combinations completed after June 30, 2001. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written-off when impaired, rather than being amortized as previous standards required. Furthermore, SFAS 142 requires purchased intangible assets to be amortized over their estimated useful lives unless these lives are determined to be indefinite. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The adoption of these standards did not have a material effect on the Company's operating results or financial condition.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(d) Recent Accounting Pronouncements (Continued):

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and portions of Accounting Principles Board Opinion 30, "Reporting the Results of Operations." This standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. This Standard also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. This new standard will not have a material impact on the Company's operating results and financial position.

On July 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), that is applicable to exit or disposal activities initiated after December 31, 2002. This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard does not apply where SFAS 144 is applicable. This new standard will not have any impact on the Company's operating results and financial position.

On December 31, 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"), that is applicable to financial statements issued for fiscal years ending after December 15, 2002. In addition, interim disclosure provisions are applicable for financial statements issued for interim periods beginning after December 15, 2002. This standard amends SFAS 123 and provides guidance to companies electing to voluntarily change to the fair value method of accounting for stock-based compensation. In addition, this standard amends SFAS 123 to require more prominent and more frequent disclosures in financial statements regarding the effects of stock-based compensation. This new standard will not have any material impact on the Company's operating results and financial position.

(e) Fixed Assets and Depreciation:

Fixed assets are recorded at cost. All fixed assets are depreciated on a straight-line basis with an estimated useful life of 5 years.

Property and equipment at December 31, consists of the following:

Computer equipment	**$ 160,718**
Furniture and fixtures	**56,795**
Leasehold improvements	**1,913**
	219,426
Less: accumulated depreciation	**(214,543)**
	$ 4,883

Depreciation expense aggregated $19,799 in 2002.
Maintenance and repairs are expensed as incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(f) Fair Value of Financial Instruments:

The carrying amount of the Company's cash, accounts payable and accrued expenses approximate fair value because of the short-term maturities of these items.

(g) Income Taxes:

The Company utilizes SFAS 109, "*Accounting for Income Taxes*" which requires use of the asset and liability approach of providing for income taxes. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has reflected an income tax provision of $66,626 for 2002 which is solely the result of the reduction in the deferred tax asset associated with unrealized losses on sales of securities generated. The prior period financial statements had reflected a deferred tax asset due to the tax effect of its net operating loss. Since there is no assurance that the Company will generate future taxable income to utilize the deferred tax asset generated by the net operating loss carryforward, the Company has taken a full valuation allowance against the asset created due to the loss. The remaining deferred asset on the books of $3,000, represents the future tax benefit of the unrealized losses in the Company's trading accounts which are expected to be recognized. The valuation allowance increased by approximately $131,000 during 2002.

NOTE 3 - NET CAPITAL REQUIREMENT:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities and Exchange Act of 1934. The Rule requires the maintenance of minimum net capital, as defined, and that aggregate indebtedness, as defined, may not exceed fifteen times net capital. At December 31, 2002, the Company had net capital of $460,542 which exceeded its minimum requirement by $360,542.

NOTE 4 - COMMITMENTS AND CONTINGENCIES:

a) The Company entered into an operating lease on its office space commencing in February 1998 and ending December 31, 2002. The Company has the right to terminate the lease upon three months advance written notice in the fourth or fifth year of the lease, and exercised this right in November 2001. The Company is now renting the office space on a month-to-month basis, at a monthly rental expense of $7,500.

b) The Company is a defendant in a claim by J.P.C. Contracting Company, Stephen A. Paolino and Lee R. Paolino for in excess of one million dollars. The claimant accuses the Company of breach of contract as well as other claims. The Company feels that the claim is without merit and plans to vigorously defend said claim. In the opinion of the attorneys for the Company, it is premature to evaluate the claim at this time.

NOTE 5 - SIGNIFICANT GROUP CONCENTRATION OF RISK:

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counter-party with which it conducts business.

NOTE 6 - SUBSEQUENT EVENTS:

The Company is embarking on several new business lines in 2003.

The Company has an executed agreement with Fiserv Securities, Inc. ("FSI"), to conduct up to $15 million in market timing business with a monthly fee payable to the Company of approximately 3% of the Company's monthly account average balance, and a charge payable to FSI of approximately 1% per month based on the same criteria.

Pursuant to an agreement executed in 2001 with Elite Mortgages, the Company plans to offer mortgage assistance to its customers in conjunction with the Company's primary business.

SUPPLEMENTAL INFORMATION

SECURITIES & INVESTMENT PLANNING COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Credits:		
	Shareholders' Equity	$ **886,255**
	Adjustment to Net Worth:	
Less:	Deferred Tax Assets	**(3,000)**
	TOTAL CREDITS	**883,255**
Debits:		
	Non-Allowable Assets	**(163,022)**
	TOTAL DEBITS	**(163,022)**
Net Capital before Haircuts on Securities		**720,233**
Less:	Haircuts on securities	**(174,684)**
	Undue concentration charge	**(85,007)**
		460,542
NET CAPITAL		
	Minimum Net Capital Requirement	**100,000**
	EXCESS NET CAPITAL	**$ 360,542**

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

SECURITIES & INVESTMENT PLANNING COMPANY
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2002

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Lazar Levine & Felix LLP
Certified Public Accountants & Business Consultants

350 Fifth Avenue - Suite 6820
New York, NY 10118-0170
(212) 736-1900
Fax (212) 629-3219

www.lazarcpa.com

629 Parsippany Road
Parsippany, NJ 07054
(973) 428-3200
Fax (973) 428-6868

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders of
Securities & Investment Planning Company

In planning and performing our audit of the financial statements of Securities & Investment Planning Company (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Securities & Investment Planning Company to achieve all the divisions and duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

LAZAR LEVINE & FELIX LLP

New York, New York
February 25, 2003